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                                  EXHIBIT 03.2

Press Contacts:         Charles T. Jensen               David A. Kaminer
---------------         NeoMedia Technologies, Inc.     The Kaminer Group
                        (239) 337-3434                  (914)   684-1934
                        cjensen@neom.com                dkaminer@kamgrp.com

        NeoMedia Technologies, Inc., to Acquire CSI International, Inc., Private Canadian Company and Strategic Alliance Partner with DuPont

FT. MYERS, FL, Nov. 10, 2003 - NeoMedia Technologies, Inc. (OTC BB: NEOM), today announced plans to acquire CSI International Inc., of Calgary, Alberta, Canada, a private technology and products company in the micro paint repair industry, where NeoMedia plans to build on well-established inroads for sales of its technology to automotive and chemical multinationals.

       Charles T. Jensen, NeoMedia's president, COO and acting CEO, said a Letter of Intent has been signed outlining terms for the acquisition of CSI through a combination of cash ($3.5 million) and NeoMedia common stock (7 million shares). The acquisition is dependent on due diligence by both companies.

Strategic Alliance with DuPont

       "CSI has an ongoing strategic alliance with the Dupont(R) Automotive Finishing Division, plus other alliances and OEM agreements in the international micro paint repair industry," said Jensen.

       Jensen said that following the completion of the acquisition, senior management and overall administrative functions, including accounting, legal, treasury and human resources, will be consolidated in Fort Myers, with NeoMedia's current Board of Directors remaining unchanged. CSI, he said, would run day-to-day operations and provide on-site management in Calgary.

       Last month, NeoMedia completed acquisition of Secure Source Technologies, Inc., of Silver Spring, Maryland, a provider of security solutions and a pioneer in covert security technology for the manufacturing and financial services industries. The acquisition included seven U.S. patents and one Canadian patent.

About NeoMedia Technologies, Inc.
---------------------------------
NeoMedia Technologies, Inc. (www.neom.com), is an innovator and international leader in print-to-Internet and other technologies which make information faster and easier to access, with expertise in homeland security and e-authentication applications. NeoMedia markets PaperClick? and PaperClick For Cell/Mobile Phones?, which link physical information and objects to the Internet, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

About CSI International, Inc.
-----------------------------
CSI International Inc. (www.csi-intl.com) is a 13-year-old Canadian company based in Calgary, Alberta, specializing in products and services for the worldwide micro paint repair industry. Privately-held, CSI offers a system and processes utilizing proprietary technology.

This press release  contains  forward-looking  statements  within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick and PaperClick For Cell/Mobile Phones are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.
##